SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29793; 812-13866]

ASGI Agility Income Fund, et al.; Notice of Application

September 19, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(c) and 18(i) of the Act and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies to issue multiple classes of shares and to impose asset-based distribution and service fees and contingent deferred sales loads ("CDSCs").

Applicants: ASGI Agility Income Fund ("Agility Fund"), ASGI Aurora Opportunities Fund, LLC ("Aurora Fund"), and ASGI Corbin Multi-Strategy Fund, LLC ("Corbin Fund") (each a "Fund" and collectively, the "Funds"), Alternative Strategies Group, Inc. (the "Adviser") and Alternative Strategies Brokerage Services, Inc. (the "Placement Agent").

Filing Dates: The application was filed on February 8, 2011, and amended on June 24, 2011 and September 16, 2011.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 14, 2011, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants, c/o Lloyd Lipsett, Esq., Wells Fargo Law Department,

200 Berkeley Street, Boston, MA 02116.

For Further Information Contact: Jean E. Minarick, Senior Counsel, at (202) 551-6811 or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   Each Fund is a continuously offered non-diversified closed-end management

investment company registered under the Act. The Agility Fund is organized as a Delaware

statutory trust. The Aurora Fund and the Corbin Fund are each organized as a Delaware limited

liability company. The Adviser serves as investment adviser to each Fund. The Placement

Agent, a broker-dealer registered under the Securities Exchange Act of 1934 ("1934 Act"), acts

as principal underwriter for the Funds. The Placement Agent is under common control with the

Adviser and is an affiliated person, as defined in section 2(a)(3) of the Act, of the Adviser.

2.   Each Fund continuously offers its shares ("Shares") in private placements in

reliance on the provisions of Regulation D under the Securities Act of 1933. The Shares are not

offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium. Applicants do not expect that any secondary market will ever develop for the Shares.

3.   Each Fund currently offers an initial class of Shares ("Initial Class") at net asset value and proposes to offer multiple classes of Shares. Each Fund may offer a new Share class at net asset value and may also charge a front-end sales load and an annual service and/or distribution fee. The Funds intend to continue to offer Initial Class Shares at net asset value without a sales load, subject to minimum purchase requirements. The Funds may in the future offer additional classes of shares and/or another sales charge structure. The Funds do not plan to offer exchange privileges.

4.   In order to provide a limited degree of liquidity to Shareholders, the Funds may from time to time offer to repurchase Shares at net asset value in accordance with rule 13e-4 under the 1934 Act pursuant to written tenders by Shareholders ("Repurchases").[1] A Fund will Repurchase Shares at the times, in the amounts and on the terms as may be determined by the Board of Trustees ("Board") of the Fund in its sole discretion. The Adviser expects to recommend ordinarily that the Board authorize each Fund to offer to Repurchase Shares from Shareholders quarterly.

5.   Applicants request that the order also apply to any other continuously offered registered closed-end management investment companies existing now or in the future for which the Adviser, the Placement Agent, or any entity controlling, controlled by or under common control with the Adviser or the Placement Agent acts as investment adviser or principal

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[1] Shares are subject to a repurchase fee if the interval between the date of initial purchase and the valuation date with respect to the Repurchase of such Shares under the tender offer is, with respect to the Agility Fund and the Aurora Fund, less than one year, and, with respect to the Corbin Fund, less than 180 days. To the extent the Funds determine to waive, impose scheduled variations of, or eliminate a repurchase fee, each Fund will do it consistent with the requirements of Rule 22d-1 under the Act as if the repurchase fee were a CDSC and apply any such change uniformly to all Shareholders of the Fund.

underwriter, and which provides periodic liquidity with respect to its Shares pursuant to rule

13e-4 under the 1934 Act (such investment companies, together with the Funds, the "Funds").[2]

6.   Applicants represent that any asset-based service and distribution fees will

comply with the provisions of rule 2830(d) of the Conduct Rules of the National Association of

Securities Dealers, Inc. ("NASD Conduct Rule 2830").[3] Applicants also represent that each

Fund will disclose in its private placement memorandum, the fees, expenses and other

characteristics of each class of Shares offered for sale by the memorandum as is required for

open-end multiple class funds under Form N-1A. Each Fund will disclose fund expenses in

shareholder reports as if it were an open-end management investment company, and disclose any

arrangements that result in breakpoints in, or elimination of, sales loads in its private placement

memorandum.[4] Each Fund and the Placement Agent will also comply with any requirements

that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and

in transaction confirmations about the costs and conflicts of interest arising out of the distribution

of open-end investment company shares, and regarding prospectus disclosure of sales loads and

revenue sharing arrangements as if those requirements applied to the Fund and the Placement

Agent.[5]

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[2] Any Fund relying on this relief in the future will do so in a manner consistent with the terms and conditions of the application. Applicants represent that any person presently intending to rely on the requested relief is listed as an applicant.

[3] All references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority ("FINRA").

[4] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release) (requiring open-end investment companies to disclose fund expenses in shareholder reports); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release) (requiring open-end investment companies to provide prospectus disclosure of certain sales load information).

[5] Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation

7.   Each Fund will allocate all expenses incurred by it among the various classes of

Shares based on the respective net assets of the Fund attributable to each class, except that the

net asset value and expenses of each class will reflect distribution fees, service fees, and any

other incremental expenses of that class. Expenses of a Fund allocated to a particular class of

Shares will be borne on a pro rata basis by each outstanding Share of that class. Applicants state

that each Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-

end investment company.

8.   Each Fund may waive the CDSC for certain categories of shareholders or

transactions to be established from time to time. With respect to any waiver of, scheduled

variation in, or elimination of the CDSC, each Fund will comply with rule 22d-1 under the Act

as if the Fund were an open-end investment company.

Applicants' Legal Analysis:

Multiple Classes of Shares

1.   Section 18(c) of the Act provides, in relevant part, that a closed-end investment

company may not issue or sell any senior security if, immediately thereafter, the company has

outstanding more than one class of senior security. Applicants state that the creation of multiple

classes of Shares of the Funds may be prohibited by section 18(c).

2.   Section 18(i) of the Act provides that each share of stock issued by a registered

management investment company will be a voting stock and have equal voting rights with every

other outstanding voting stock. Applicants state that permitting multiple classes of Shares of the

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Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other
Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for
Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

Funds may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

3. Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request an exemption under section 6(c) from sections 18(c) and 18(i) to permit the Funds to issue multiple classes of shares.

4. Applicants submit that the proposed allocation of expenses and voting rights among multiple classes is equitable and will not discriminate against any group or class of shareholders. Applicants submit that the proposed arrangements would permit a Fund to facilitate the distribution of its Shares and provide investors with a broader choice of shareholder services. Applicants assert that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures that are permitted by rule 18f-3 under the Act.

CDSCs

1. Applicants believe that the requested relief meets the standards of section 6(c) of the Act. Rule 6c-10 under the Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Applicants state that the CDSCs may be necessary for the Placement Agent to recover distribution costs. Applicants state that any CDSC imposed by the Funds will comply with rule 6c-10 under the Act as if the rule were applicable to closed-end

investment companies. The Funds also will disclose CDSCs in accordance with the requirements of Form N-1A concerning CDSCs as if the Funds were open-end investment companies. Applicants further state that the Funds will apply the CDSC (and any waivers or scheduled variations of the CDSC) uniformly to all shareholders in a given class and consistently with the requirements of rule 22d-1 under the Act.

Asset-based Service and/or Distribution Fees

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2.   Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1 under the Act to permit the Funds to impose asset-based service and/or distribution fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.

<u>Applicants' Condition:</u>

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with the NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary